June 27, 2019	CAMECO CORPORATION
FILED VIA EDGAR	Corporate Office 2121 – 11th Street West Saskatoon, Saskatchewan Canada S7M 1J3

Division of Corporation Finance Office of Beverages, Apparel, and Mining United States Securities and Exchange Commission Washington, D.C. 20549	Tel 306.956.6200 Fax 306.956.6201 www.cameco.com

Cameco Corporation (“Cameco”): Form 40-F for the Year Ended December 31, 2018

Filed March 29, 2019

File No. 001-14228

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of Form 40-F (the “Form 40-F”) in the letter dated June 14, 2019 (the “Comment Letter”) addressed to Grant Isaac.

We are writing to respond to comments contained in the Comment Letter. Our response has been reviewed by KPMG LLP, Cameco’s external auditors. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Annual Report on Form 40-F

Exhibit 99.2 – 2018 Consolidated Audited Financial Statements

Notes to Consolidated Financial Statements

Note 11 Equity-accounted investee, page 31

1.

Your disclosure indicates that as a result of the restructuring of JV Inkai effective January 1, 2018, your ownership interest was adjusted to 40% from 60% and you began accounting for JV Inkai on an equity basis prospective from January 1, 2018 as you concluded that you no longer had control over the joint venture. You also disclose in Note 20 that as a result of this restructuring, you recognized a gain on the change in ownership interests of $48,570,000, net of $5,450,000 which was reclassified from the foreign currency translation reserve to net earnings. Please explain how you determined the fair value of your retained interest in the JV Inkai joint venture as of January 1, 2018 and the related gain recognized on your loss of control of the joint venture pursuant to the guidance in paragraph 25 of IFRS 10.

Response:

Your letter dated June 14, 2019 states that Cameco no longer had control of the joint venture and refers to the application of paragraph 25 of IFRS 10. Before the restructuring, Cameco’s investment in JV Inkai was accounted for as a joint operation and our 60% interest was

Division of Corporation Finance

June 27, 2019

Form 40-F for the Year Ended December 31, 2018, File No. 001-14228

proportionately consolidated in accordance with IFRS 11 Joint Arrangements (IFRS 11). Since the restructuring resulted in a loss of joint control, we examined guidance in IFRS 11 and IAS 28 Investments in associates and joint ventures (IAS 28) to apply the appropriate accounting treatment. As a result, the gain on restructuring was determined to be the difference between the fair value and carrying value of the incremental 20% share restructured and Cameco’s previously held interest in JV Inkai was not remeasured.

The amount of cash contributed by the other participant in the joint operation to facilitate the change in ownership interests was nominal and does not reflect the full fair value transferred by the participant to enable the transaction. Fundamental changes were made to the investment as a result of the restructuring transaction such that additional value was created that would not have been there had the transaction not occurred. In substance, Cameco sold 20% of its interest in exchange for increased production, an extended mine life and secured access to mineral resources.

We calculated the gain based on the difference between the fair value of the interest given up and the carrying value of the investment disposed of. The fair value of the interest given up was used as there was no indication that the fair value of the asset received was more evident.

The fair value of the interest we gave up was based on the proportionate interest in the net present value of the cash flows from the joint venture agreements in place prior to the restructuring. As described in note 5 of our consolidated annual financial statements, this determination required us to make assumptions, estimates and judgments. In determining the net present value, we used the existing long range life of mine plan, internal uranium price forecasts and a calculated discount rate that considered JV Inkai’s cost of debt and cost of equity as well as a risk premium. The long range life of mine plan is based on licensed volume levels and incorporates historical and future expectations at the time on uranium recoverability, development infrastructure required and the associated mining costs. The uranium price forecast incorporates projections from widely recognized third party uranium industry participants, including Ux Consulting and Trade Tech, internal evaluation of future supply and demand as well as incorporating historical trends. The various industry and other sources of information are consistent with those we have used historically.

Please contact the undersigned at (306) 956-6200 to discuss any questions you may have regarding our response.

Yours truly,

CAMECO CORPORATION

“Grant E. Isaac”

Grant E. Isaac

Senior Vice-President and Chief Financial Officer